EXHIBIT 12.1

THE GOLDMAN SACHS GROUP, INC. and SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

($ in millions)

	Three Months				Nine Months
	Ended August				Ended August
	2004		2003		2004		2003
Net earnings
	$879		$677		$3,359		$2,034
Add:
Provision for taxes	414		303		1,603		1,002
Portion of rents representative of an interest factor	29		30		89		90
Interest expense on all indebtedness	2,156		1,922		6,067		5,829

Earnings, as adjusted	$3,478		$2,932		$11,118		$8,955

Fixed charges(1):
Portion of rents representative of an interest factor	$29		$30		$89		$90
Interest expense on all indebtedness	2,156		1,926		6,073		5,839

Fixed charges	$2,185		$1,956		$6,162		$5,929

Ratio of earnings to fixed charges	1.59	x	1.50	x	1.80	x	1.51	x

(1)	Fixed charges include capitalized interest.